January 8, 2018

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

RE: 1347 Property Insurance Holdings, Inc. Securities Act Registration Statement on Form S-1

Ladies and gentlemen,

Attached please find the Securities Act Registration Statement on Form S-1 filed by 1347 Property Insurance Holdings, Inc. (the “Company”) in connection with the registration of shares of Cumulative Preferred Stock. The Company hopes that the Form S-1 will be declared effective by early February 2018.

If you have any questions or comments regarding this filing, please call me at (216) 566-8928 or contact me via e-mail at Jurgita.Ashley@ThompsonHine.com. We would appreciate if you could please advise us once your review is completed in order to accommodate the Company’s timeline.

Respectfully,

/s/ Jurgita Ashley
Jurgita Ashley

cc:	John S. Hill, 1347 Property Insurance Holdings, Inc.
(E-mail: jhill@maisonins.com); telephone: (813) 579-6213)